UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2015
OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From                      To                     .
Commission file number 001-13619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BROWN & BROWN, INC.
220 SOUTH RIDGEWOOD AVENUE
DAYTONA BEACH, FLORIDA 32114

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment Committee
Brown & Brown, Inc. Employee Savings Plan and Trust
Daytona Beach, Florida
We have audited the accompanying statements of net assets available for benefits of the Brown & Brown, Inc. Employee Savings Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 24, 2016

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
CASH	$2,176	$3,451
INVESTMENTS:
Participant directed—at fair value:
Registered investment companies (mutual funds)	360,601,479	340,717,332
Pooled separate account	49,964,259	53,595,461
Employer common stock fund	29,182,998	34,167,658
Personal choice retirement account	12,361,085	14,421,839
Total investments, at fair value	452,109,821	442,902,290
NOTES RECEIVABLES FROM PARTICIPANTS	10,311,371	9,619,162
RECEIVABLES:
Employer contributions	1,085,946	1,017,373
Participant contributions	324	3,294
Total receivables	1,086,270	1,020,667
TOTAL ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	463,509,638	453,545,570
PAYABLE TO PARTICIPANTS FOR EXCESS CONTRIBUTIONS	—	—
NET ASSETS AVAILABLE FOR BENEFITS, before adjustment	463,509,638	453,545,570
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(248,578)	(739,977)
NET ASSETS AVAILABLE FOR BENEFITS	$463,261,060	$452,805,593
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

ADDITIONS:
Investment income (loss):
Dividend income	$15,380,381
Interest income	564,810
Other income (loss)	(57,031)
Net depreciation in fair value of investments	(16,116,853)
Total investment loss	(228,693)
Interest on note receivables from participants	389,311
Contributions:
Participants	32,882,392
Employer	17,470,107
Rollovers from other qualified plans	4,545,095
Total contributions	54,897,594
Total additions	55,058,212
DEDUCTIONS:
Benefits paid to participants	43,824,653
Administrative expenses	778,092
Total deductions	44,602,745
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	10,455,467
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	452,805,593
NET ASSETS AVAILABLE FOR BENEFITS —End of year	463,261,060
See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1.	DESCRIPTION OF THE PLAN
The following brief description of the Brown & Brown, Inc. Employee Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General -The Plan is a defined contribution plan. Substantially all employees who are at least 18 years of age and who are expected to complete a year of service (1,000 hours) are eligible to participate in the Plan effective the first full payroll period after one month of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain employees by enabling eligible employees who are U.S. citizens with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to supplement the employees’ retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Benefit Payments -Benefits under the Plan are payable upon normal (after age 65) or early (after age 59-1/2) retirement, death, disability, severe financial hardship, or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.
Administration -The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan document, such as provisions for allocations to participants’ accounts, vesting, benefits, and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits Web site accessible to employees of the Employer or from the Administrator. Schwab Retirement Plan Services, Inc. (“Schwab”) serves as the recordkeeper of the Plan and Charles Schwab Trust Company, a division of Charles Schwab Bank (the “Trustee”) serves as the trustee of the Plan.
Administrative Expenses - All investment-related expenses are charged against Plan earnings or are paid by the Plan. Administrative expenses for recordkeeping, accounting and legal are paid by the Plan. All other expenses are paid by the Employer.
Contributions - Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to the allowable limits specified in the Internal Revenue Code. The Employer makes a fully vested safe harbor matching contribution for each participant equal to the sum of (1) 100% of the participant’s elective deferrals that do not exceed 3% of compensation for the allocation period, plus (2) 50% of the participant’s elective deferrals that exceed 3% of compensation for the allocation period but do not exceed 5% of compensation for the allocation period.
The Plan permits the Board of Directors of the Employer to authorize discretionary profit-sharing contributions. No profit-sharing contributions were made in 2015.
Vesting -Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions for plan years beginning before January 1, 2014, and for discretionary profit-sharing contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

For Plan years starting on or after January 1, 2014, the forfeited balances of terminated participants’ non-vested accounts are no longer available to reduce employer matching contribution amounts. As of December 31, 2015 and 2014, forfeited employee amounts available to offset future Plan expenses totaled approximately $423,000 and $496,000, respectively. No forfeitures were used in 2015 to offset Plan expenses.
Investment Income and Expenses -Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not paid by the Employer and not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration each participant’s contributions and distributions.
The agreement between the Trustee and the Plan includes a revenue-sharing arrangement whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included in the “Other Income” amount in the Statement of Changes to Net Assets Available for Benefits. These funds are used to pay other plan expenses with any remaining amounts being reallocated to participants. During 2015, revenue of approximately $ 194,547 was deposited into the Plan related to this revenue-sharing arrangement. At December 31, 2015 and 2014, approximately $ 56,188 and $80,000, respectively, was available to be reallocated or pay plan expenses. For the Plan year ended December 31, 2015, Plan expenses of approximately $139,000 were paid by these funds. During 2015 approximately $80,000 of these funds were reallocated to participant accounts. No amounts were reallocated to participants during 2014.
Notes Receivable from Participants -A participant may borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time, with a limited exception for grandfathered outstanding loans transferred to the Plan as a result of mergers of plans maintained by acquired companies. Loans, which are repayable each pay period for periods ranging generally up to five years (and up to 15 years for the purchase of a principal residence), are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2015, interest rates applicable to such loans ranged from 4.25% to 9.25%.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates -The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Basis of Accounting -The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits - Benefits are recorded when paid.
Notes Receivable - Participant loans are recorded as “Notes Receivable from Participants” and are measured at their unpaid principal balance plus any accrued but unpaid interest in the statements of Net Assets Available for Benefits as of December 31, 2015 and 2014. No allowance for credit losses had been recorded as of December 31, 2015 and 2014. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan documents.
Valuation of Investments -The Plan’s investments in money market funds, mutual funds, and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. The fair value of the Brown & Brown stock fund is measured using the unit value calculated from the observable market price of the stock plus the cost of the short term investment fund, which approximates fair value. This non-pooled separate investment account is deemed to be Level 1 investment. The fair value of the pooled separate accounts is based upon the net asset value (NAV) of the underlying assets as determined by the Trustee’s valuation. NAV is used as a practical expedient. The contract value of participation units owned in the pooled separate accounts is based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year.
The Plan invests in fully benefit-responsive investment contracts held in the Wells Fargo Stable Return Fund G as of December 31, 2015 and 2014. Investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statements of Net

Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.
Recently Issued Accounting Pronouncements- In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015. The amendment is required to be applied retrospectively and early adoption is permitted. Other than requiring a change to the disclosures, the adoption of this standard is not expected to have a material impact on the financial statements.
In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”, which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class. Further, significant investment strategies for an investment in a fund that files a U. S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively and early adoption is permitted. Other than requiring a change to the disclosures, the adoption of Parts I and II of this standard is not expected to have a material impact on the financial statements. Part III is not applicable to the Plan.
Fair Value Measurements-The Plan adopted a fair value measurement method that establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those utilized by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2015 and 2014. As required by Accounting Standards Codification Topic 820-Fair Value Measurements and Disclosures, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$106,377,016	$—	$—	$106,377,016
Value funds	60,767,261	—	—	60,767,261
Growth funds	57,297,226	—	—	57,297,226
Bond funds	63,273,348	—	—	63,273,348
Growth and Income funds	34,160,088	—	—	34,160,088
Asset Allocation/Retirement Strategy funds	38,726,540	—	—	38,726,540
Total - Registered investment companies(mutual funds):	360,601,479	—	—	360,601,479
Pooled separate account
Stable Value Fund	—	49,964,259	—	49,964,259
Employer common stock fund	29,182,998	—	—	29,182,998
Personal choice accounts				—
Cash	19,950	—	—	19,950
Money market funds	1,698,248	—	—	1,698,248
Registered investment companies (mutual funds)	1,904,087	—	—	1,904,087
Common stock	5,025,594	—	—	5,025,594
Preferred stock	5,383	—	—	5,383
Pooled separate accounts	—	3,707,823	—	3,707,823
Total –Personal choice accounts	8,653,262	3,707,823	—	12,361,085
Total investments at fair value	$398,437,739	$53,672,082	$—	$452,109,821

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Index funds	$93,380,732	$—	$—	$93,380,732
Value funds	61,578,891	—	—	61,578,891
Growth funds	54,131,527	—	—	54,131,527
Bond funds	56,162,539	—	—	56,162,539
Growth and Income funds	39,110,723	—	—	39,110,723
Asset Allocation/Retirement Strategy funds	36,352,920	—	—	36,352,920
Total - Registered investment companies(mutual funds):	340,717,332	—	—	340,717,332
Pooled separate account
Stable Value Fund	—	53,595,461	—	53,595,461
Employer common stock fund	34,167,658	—	—	34,167,658
Personal choice accounts
Cash	58,347	—	—	58,347
Money market funds	2,015,292	—	—	2,015,292
Registered investment companies (mutual funds)	2,363,491	—	—	2,363,491
Common stock	6,242,076	—	—	6,242,076
Preferred stock	5,979	—	—	5,979
Pooled separate accounts	—	3,736,654	—	3,736,654
Total –Personal choice accounts	10,685,185	3,736,654	—	14,421,839
Total investments at fair value	$385,570,175	$57,332,115	$—	$442,902,290

Risks and Uncertainties—Investments —The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS
The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, respectively, are summarized as follows:

	2015	2014

Dodge & Cox Income Fund	$28,075,297	$—
Employer common stock fund	29,176,908	34,167,658
Harbor Capital Appreciation Fund	40,834,391	36,641,960
Invesco Growth and Income R5 Fund	38,664,699	37,516,472
Pimco Total Return Bond Administration Fund	—	28,547,805
Vanguard Institutional Index Fund	67,109,308	64,077,672
Wells Fargo Stable Return Fund G*	49,964,259	53,595,461

*	Wells Fargo Stable Return Fund G is shown at fair value. Contract Value was $49,715,681 and $52,855,484 at December 31, 2015 and 2014, respectively.

During the year ended December 31, 2015, the fair value of the Plan’s investments appreciated (depreciated) in the amounts shown:

Amount

Mutual funds	$(16,031,018)
Employer common stock fund	(855,734)
Pooled separate accounts	769,899
Net depreciation in fair value of investments	$(16,116,853)

4.	INVESTMENT PROGRAMS
As of December 31, 2015, contributions to the Plan were invested in one or more of various investment fund options, including money market funds, mutual funds and Employer Company stock fund, at the direction of each participant. The Plan also allows participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which enables each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 additional mutual funds. The Charles Schwab & Co. Personal Choice Retirement Account is presented as “self-directed investments” in the accompanying statements of net assets available for benefits.
One investment in the Plan is a guaranteed pooled separate account managed by Wells Fargo Bank called the Stable Return Fund G (the “Stable Return Fund”), which invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (such as separate account contracts and synthetic GICs) with similar characteristics. The Stable Return Fund investment in each contract is presented at fair value. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.
An adjustment is made to the fair value in the statements of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers, and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of the pooled separate account and the balance of the Stable Return Fund. The crediting interest rate for the Stable Return Fund for the years ended December 31, 2015 and 2014 was 1.79% and 1.64%, respectively. The average yield for the Stable Return Fund for the years ended December 31, 2015 and 2014, was 1.83% and 1.40%, respectively.
There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events or circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5.	PARTY-IN-INTEREST TRANSACTIONS
The Plan’s investments include Brown & Brown, Inc. common stock fund, which represents party-in-interest transactions that qualify as exempt prohibited transactions. Additionally, through the personal choice retirement account, certain investments are managed by affiliates of the Trustee of the Plan.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

7.	FEDERAL INCOME TAX STATUS
The Plan has received a favorable determination letter from the Internal Revenue Service dated November 16, 2015, relating to the qualification of the Plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan’s management believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and regulations issued thereunder and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt
Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Participant directed:
Mutual funds:
American Beacon Small Cap Value Fund	$10,348,659
American Funds Europacific Growth Fund	15,929,302
Dodge & Cox Income Fund	28,075,297
Harbor Capital Appreciation Fund	40,834,391
Harbor International Fund	16,665,419
Invesco Growth and Income Fund	38,664,699
JP Morgan Mid Cap Value Fund	11,753,903
Loomis Sayles Small Cap Growth Fund	8,782,029
Morgan Stanley Mid Cap Growth Fund	7,680,806
PIMCO Real Return Bond Administration Fund	13,274,610
Principal Diversified Real Fund	3,644,905
Vanguard Institutional Index Fund	67,109,309
Vanguard Mid Cap Index Fund	12,534,434
Vanguard Small Cap Index Fund	9,551,144
Vanguard Target Retirement 2015 Fund	4,004,035
Vanguard Target Retirement 2020 Fund	6,972,478
Vanguard Target Retirement 2025 Fund	7,073,577
Vanguard Target Retirement 2030 Fund	6,988,605
Vanguard Target Retirement 2035 Fund	4,754,009
Vanguard Target Retirement 2040 Fund	2,707,730
Vanguard Target Retirement 2045 Fund	3,660,711
Vanguard Target Retirement 2050 Fund	2,565,395
Vanguard Target Retirement Income Fund	1,565,367
Vanguard Total Bond Market Index Fund	18,278,535
Vanguard Total International Stock Index Fund	17,182,130
Total mutual funds	$360,601,479
Pooled separate account—at fair value— Wells Fargo Stable Return Fund G	$49,964,259
* Employer common stock fund—at fair value	$29,182,998
Self-directed:
Personal choice retirement account:
* Money market fund—at fair value— Charles Schwab Money Market Funds	$1,698,248
Non-interest-bearing cash	$19,950
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
AT&T Inc	$13,297
Abattis Bioceuticals	1,419
Abbott Laboratories	2,770
Advance Auto Parts Inc.	15,051
AFLAC	1,753
Air Liquide ADR	897
Alamo Group Inc	21,151
Alibaba Group Hldg A	14,222
Allergan Plc F	938
Alphabet Inc CL A	194,503
Alphabet Inc CL C	18,972
Amazon Com Inc	385,933
American Capital Agency	3,129
American Elec Pwr Inc	5,827
American International Group	30,985
Anavex Life Sciences	1,248
Apple Inc	246,918
Arch Cap Group Ltd New F	55,800
Archer Daniels Midland Co	1,719
AutoZone Inc	37,096
Baker Hughes Inc	703
Banco Latinoamericano	1,987
Bancolumbia S.A. ADR	80
Bank of America Corp	231,381
BB&T Corporation	1,891
BBX Capital Corp	250
Berkshire Hathaway B New	187,233
BHP Billiton LTD F	4,098
Biogen Inc	1,225
Black Knight Financi	4,959
Boeing Co	30,210
BP PLC ADR	133,324
Cal Maine Foods Inc New	960
Calamp Corp	10,962
Canadian Cannabis Co	30
Canadian Natl Ry Co	69,850
Centene Corp	2,632
Cheniere Energy Inc New	1,863
Chesapeake Energy Corporation	4,500
Chevron Corp	10,837
Chimerix Inc	5,370
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
China Precision Stl New	$4
Chinacache Intl Hldg ADRF	4,120
Cincinnati Financial CP	16,144
Cinedigm Corp CL A	10
Cisco System Inc	16,132
Citigroup Inc	41,671
Citrix Systems Inc	60,520
Clearsign Combustion	11,640
Comcast Corp A	19,894
ConocoPhillips	14,188
Cooper Tire & Rubber Co	12,068
Corning Inc	14,712
Costco Whsl Corp New	2,836
Cracker Barrel Old Ctry	5,073
Cray Inc	357
Daimler A G ADR	418
Darden Restaurants Inc	3,182
Delta Air Lines Inc New	2,535
DHT Holdings Inc New	1,343
Diageo PCL	5,454
Dorian LPG LTD	2,001
Dow Chemical Company	3,411
Dryships Inc	87
Du Pont E I De Nemours & Co	14,319
Dunkin Brands Group Inc	4,567
Eaton Corp PLC	26,020
Ecare Solutions Inc	21,333
El Capitan Precious Metal	5
El Pollo Loco Hldgs	4,042
Elephant Talk Communications Corp New	14
Eli Lilly & Company	1,187
Energous Corp	3,955
Enterprise Prd Prtners LP	7,674
Extreme Networks Inc	1,428
Exxon Mobil Corporation	4,046
Facebook Inc Class A	205,343
FedEx Corporation	2,384
Fiat Chrysler Automobiles New	644
Fireeye Inc	10,370
FitBit Inc	25,418
Ford Motor Company New	50,283
Freddie Mac Voting Shs	1,620
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Freeport-McMoran Copper & Gold	$2,661
GAP Inc.	14,499
General Dynamics Corp	24,038
General Electric Company	25,234
Generex Biotechnology Corp Del	78
Gilead Science Inc	4,048
Glaxosmithkline PLC ADRF	6,225
Globalstar Inc	2,484
GoPro Inc	9,005
Groupon Inc Cl A	461
GT Advanced Techs Inc	53
GW Pharmaceutic PLC	3,472
Halliburton Co Holding Co	1,702
Hartford Financial Services Group Inc	43,895
HCI Group Inc	1,046
Helmerich & Payne Inc	1,424
Home Depot Inc	185,150
Honeywell International	5,179
Hormel Foods Corp	3,343
Humana Inc	2,321
I D I Inc	11,113
IBM Corp	20,643
Imageware Systems Inc	1,300
Integrated Device Tech	5,007
Intel Corp	23,015
Intrexon	1,508
IRobot	2,478
JP Morgan Chase & Co	22,101
JA Energy	25
JD.Com Inc	9,680
Johnson & Johnson	14,301
Kinder Morgan Holdco LLC	4,430
KKR & Co LLP	6,080
Kroger Co	10,572
Landec Corp	5,915
Las Vegas Sands Corp	87,330
Leapfrog Enterprises Inc	710
Liberated Energy Inc	1,350
Lighting Science Group New	240
Limelight Networks Inc	67
Lockheed Martin Corp	21,715
Lululemon Athletica Inc	5,247
Maiden Holding Ltd	1,953
Main Str Cap Corp	43,739
Mannkind Corp	16,893
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Marlin Business Svcs Corp	$1,781
Mast Therapeutics Inc	1,681
Mastercard Inc	974
McDonalds Corp	4,125
Medical Marijuana Inc	370
Medicines Company	18,670
Medley Capital Corp	3,015
Medtronic Plc	5,114
Melco Public Entertainment Ltd ADR	1,680
Merck & Co Inc New	2,113
Microsoft Corp	88,321
Mobileye N V Amstelveen	16,912
Mol Global Inc ADR	69
Monster Beverage Cor	44,688
Montana Exploration	8
Mosaic Co	8,292
National Bank of Can	291
Netflix Inc	148,351
New York Cmnty Bancorp	14,261
Next Generation Mgmt	10
Nike Inc	78,824
Nimble Storage	920
Noble Corp Plc	27,737
Nordic American Tanker Shipping	15,540
Nordic American Offshore Ltd	42
Nordstrom Inc	22
Northrop Grumman Corp	28,322
NRG Energy Inc New	75
NW Biotherapeutics New	947
NXP Semiconductors NV	8,425
O Reilly Automotive New	50,684
Oasis Petroleum Inc	2,211
Ocean Rig Underwater Inc F	5
Orbit Intl Corp	81
Paragon Offshore PLC	31
PayPal Hldgs Inc	3,620
PEI Worldwide Holdings	28
Penn West Pete Ltd New F	4,182
Pennantpark Investment Grp	1,238
Pfizer Incorporated	7,622
Philip Morris Intl Inc	47,732
Phillips 66	6,135
Pilgrims Pride Corp	2,430
Plum Creek Timber Co	2,158
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Potash Corp of Saskatchewan Inc	$2,568
Premium Brands Holdings	2,487
Prospect Energy Corp	15,441
Qualcomm Inc	5,445
R P C Inc	10,158
Rackspace Hosting Inc	1,266
Ralph Lauren Corp CL A	16,722
Raytheon Company New	24,906
RCI Hospitality Hldgs	1,499
Realty Income Corporation	7,666
Renren Inc ADR F	920
Resonant Inc	1,325
Revolution Lighting Technologies Inc	33,613
Rio Tinto Plc Sponsored ADR	874
Royal Bank of Canada MontrealQue	268
Ruby Tuesday Inc Georgia	551
Safety Insurance Group	41,065
Salesforce Com	15,680
Sanderson Farms Inc	1,550
Schlumberger LTD	15,003
SeaWorld Entertainment	2,323
Sina Corporation	9,880
Sirius XM Hldgs Inc	85
Skechers U S A Inc	21,147
Skyline Med Inc.	700
Skyworks Solutions Inc	3,842
Smith & Wesson Holding Corp	1,429
Sodastream International	1,631
Southern Co	8,631
Southwest Airlines Co	135,639
Spongetech Delivery Sys	2
Sprint Corporation	47
Square Inc	6,545
Starbucks Corp	12,006
Starwood PPTY Trust	6,168
Statoil Asa ADR	963
STL Marketing Group New	600
Stryker Corp	3,718
SunTrust Banks Inc	4,553
Target Corporation	2,904
Taser International Inc	12,103
TCP Capital Corp	16,237
Terra Nitrogen LP	7,825
Tesla Motors Inc	57,602
The Whitewave Foods	1,946
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Corporate common stocks—at fair value:
Titan International Inc	$26,980
Tonix Pharma Hldgs New	1,534
Toyota Motor CP DR New	984
Travelers Companies Inc	12
TravelZoo Inc New	3,348
Treehouse Foods Inc	942
Tumi Holdings Inc	166
Twitter Inc	157,283
Tyson Foods Inc Class A	2,561
Under Armor Inc CL A	8,061
United Parcel Service B	1,953
United States Steel Corp	11,970
Valero Energy Corp New	646
Vape Holdings Inc	1
Venaxis Inc	327
Verizon Communications	13,521.000
Viggle Inc. New	28
Visa Inc Cl A	61,267
Wal-Mart Stores Inc	4,408
Walt Disney Co	468,193
Wells Fargo & Co New	11,851
Welltower Inc	6,389
Western Lithium USA	144
Weyerhaeuser Co	2,249
Whole Foods Market Inc	6,734
Windstream Hldgs Inc	32
Wynn Resorts	6,919
Youku.com Inc ADR F	10,836
Zoned Properties Inc New	7
Zurich Insurance GP ADRF	12,813
Zynga Inc	2,010

Total corporate common stocks	$5,025,594

(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
American Funds Washington Mutual F-1	$10,667
American Century One Choice 2025 Inv	50,614
American Funds New Economy Fund CL F-1	383
AMG Yacktman Fund Service Class.	7,879
AMG Yacktman Focused Fund Service Class	15,633
Apollo Investment Corp	941
AQR Emerging Multi Style R6	677
AQR International Multi Style R6	1,052
AQR Large Cap Multi Style R6	2,271
AQR Managed Futures Strategy Fund CL N	2,234
AQR Multi Strategy Alternatives Fund	2,367
Artisan Global Eqty Fd Inv	21,189
Artisan International Fund Inv	2,535
Baron Real Estate Retail Fund	1,072
Blackrock Health Science Oppty Inv A	1,004
Brandes International Small Cap Equity Fund CL A	2,315
Brown Advisory Flex Equity Fund Adv	4,255
Brown Advisory Growth Equity Investor	16,563
Causeway Intl Value Fund CL Inv	486
Champlain Small Company Fund Adv CL	2,142
Clearbridge Aggressive Growth Fund A	4,473
Deutsche Croci Intl Fund CL S	2,198
Deutsche Global Infrastructure Fund	1,037
DFA Emerging Markets Core Equity Port Instl	1,365
DFA Global Real Estate SEC Port	1,205
DFA Intl Core Eqty Port Instl	517
DFA Intl Small Cap Value Port Instl	8,934
DFA Intl Vector Eqty Port Instl	1,433
DFA US Core Equity 2 Port Instl	3,146
DFA US Vector Eqty Port Instl	3,453
DNP Select Income Fund	45,769
Dodge & Cox Intl Stock Fund	3,312
Doubleline Total Return Bond Fund N	27,475
Fidelity Low Priced Stock	35,370
Fidelity Small Cap Discovery	4,380
FMI Large Cap Fund	6,082
Franklin Small Cap Growth Fund CL A	1,073
GAMCO Global Gold Natural	9,012
Glenmede Large Cap Growth Fund	37,443
Harbor Capital Appreciation Fund Investor CL	556
Harbor Capital Appreciation Fund Instl	5,186
JHancock Disciplined Value Mid Cap A	19,973
JP Morgan Value Advantage CL A	4,587
Laudus U.S. Large Cap Growth Fund	30,655
Lazard Intl Strategic Fund	3,335
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Mutual funds:
Loomis Sayles Bond Fund CL R	$1,990
Maingate MLP Fund CL A	961
Matthews Asia Dividend Fund	10,073
Matthews Japan Fund	16,849
Metropolitan West Total Return BD M	1,885
MFS Global Equity Fund CL A	202
MFS International Value Fund CL A	3,165
Nicholas Fund, Class I	11,954
Oakmark Equity Income Fund I	26,518
Oakmark International Fund I	11,260
Oberwies Intl Oppty Fund	2,659
Pacific Financial Core Eqty FD Inv CL	108,501
Pacific Financial Dynamic Alloc Inv	68,537
Pacific Financial Explorer FD Inv CL	104,571
Pacific Financial Strat Cons Inv	8,664
Pacific Financial Tactical FD Inv CL	22,492
Perkins Global Value Fund Class T	9,586
PIMCO All Asset All Authority Instl	3,175
PIMCO All Asset All Authority CL D	240
Principal Midcap CL A	2,301
Principal Real Estate I	584
Prudential Jennison Health Sciences A	46,149
Ridgeworth Large Cap Value Equity I	9,657
* Schwab AMT Taxfree Money Fund	487,000
* Schwab Core Equity Fund	63,259
* Schwab Dividend Equity Fund	75,714
* Schwab Health Care Fund	50,160
* Schwab Hedged Equity Fund	43,328
* Schwab International Core Equity Fund	69,181
* Schwab Large-Cap Growth	45,291
* Schwab S & P 500 Index Fund - Select S	20,921
* Schwab Short Term Bond Market Index Fund	27,525
* Schwab Small Cap Index Select	40,212
Scout Unconstrained Bond FD CL I	1,863
Seafarer Overseas Growth & Income FD Inv	7,978
T Rowe Price Value Adv	4,370
USAA Tax Exempt Interim Term Fund	18,387
Vanguard Equity Income Fund	19,465
Vanguard Global Equity Fund Investor	17,162
Vanguard Inflation Protected Sec Fund	11,225
Voya Corporate Leaders Trust Fund	2,934
Walthausen Small Cap Value Fund	2,736
Wells Fargo Advantage Discovery A	15,155
Total mutual funds	$1,904,087
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2015

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Preferred Stock:
Gabelli Equity Trust Inc.	$5,383
Total preferred stock funds	$5,383

Unit Trust:
Barclays Bank PLC iPath ETN	$51,979
EGShares Beyond BRIC’sETF	10,875
ETFS Physical Silver Tr	678
Global X Greece ETF	119
iShares China Large Cap Fund	12,140
iShares Core High Dividend Equity Fund	131,551
iShares Core US Aggregate Bond ETF	135,229
iShares Currency Hedged MSCI EAFE	102,362
iShares Emerging Markets Local Currency Bond ETF	13,223
iShares Enhanced US Large-Cap ETF	111,697
iShares Enhanced US Small-Cap ETF	132,297
iShares Enhanced Short Maturity Bonds ETF	190,626
iShares Enhanced Commodities Select Strategy ETF	10,352
iShares Emerging Markets Currency Hedged MSCI ETF	69,460
iShares Floating Rate Note Fund	81,259
iShares Gold Trust Fund	26,291
iShares iBoxx $ High Yield Corporate Bond Fund	118,694
iShares iBoxx $ Investment Grade Corporate Bond Fund	158,360
iShares Intermediate Credit Bond ETF	240,844
iShares International Select Dividend Index Fund	75,909
iShares JP Morgan Emerging Markets Bond Fund	113,502
iShares MSCI EAFE Minimum Volatility ETF	113,198
iShares MSCI Emerging Markets ETF	16,095
iShares MSCI Emerging Markets Minimum Volatility ETF	79,754
iShares MSCI Germany Index Fund	26,661
iShares MSCI Hong Kong Index Fund	13,715
iShares MSCI Japan Index Fund	27,864
iShares MSCI USA Minimum Volatility ETF	180,746
iShares Russell Midcap Index Fund	78,008
iShares Russell 1000 Growth Index Fund	176,776
iShares Russell 2000 Index Fund	13,852
iShares Select Dividend Index Fund	86,949
iShares Silver Trust	989
iShares S&P US Preferred Stock Index Fund	134,732
iShares 20+ Year Treasury Bond Fund (JP Morgan)	13,626
iShares 7-10 Year Treasury (Barclays)	45,720
PowerShares QQQ Trust, Series 1 ETF	120,809
PowerShares S & P 500 Low Volatility ETF	30,779
ProShares Ultra Fund	10,854
(Continued)

BROWN & BROWN, INC. EMPLOYEE SAVINGS PLAN AND TRUST
SCHEDULE H, PART IV, Line 4i- SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #59-0864469 PLAN #002
DECEMBER 31, 2014

Identity and Description of Issues	Current Value
Personal choice retirement account (continued):
Unit Trust:
ProShares Ultra Dow 30 Fund	$12,915
ProShares Ultra NASDAQ Fund	92,937
ProShares Ultra DJ New UBS Crude Oil Index Fund	75
ProShares Ultra Final NE	10,668
* Schwab US Aggregate Bond ETF	206
* Schwab US Broad Market ETF	17,091
* Schwab US Dividend Equity ETF	310
* Schwab US Large-Cap Growth ETF	265
* Schwab US Large-Cap Value ETF	298
* Schwab US Mid-Cap ETF	41
* Schwab US REIT ETF	9,592
SPDR Barclays Short Term Corp Bond ETF	27,208
SPDR Gold Shares	54,585
SPDR S&P Dividend ETF	15,857
SPDR S&P 400 Mid Cap Growth ETF	1,531
SPDR S&P 400 Mid Cap Value ETF	988
SPDR S&P 500 ETF	96,612
SPDR S&P 600 Small Cap Value ETF	1,022
Vanguard Dividend Appreciation ETF	35,070
Vanguard FTSE Developed Markets ETF	39,951
Vanguard FTSE Emerging Markets ETF	23,093
Vanguard Global Ex-US Real Estate ETF	38,683
Vanguard Intermediate Term Corp Bond Fund ETF	13,538
Vanguard REIT ETF	15,388
Vanguard Small Cap Value ETF	5,471
Vanguard Total International Bond ETF	128,498
Vanguard Total Stock Market ETF	76,348
WisdomTree Japan Hedged Equity ETF	25,391
WisdomTree SmallCap Dividend	5,617
Total unit trust funds	$3,707,823

Total personal choice retirement account	$12,361,085
* Notes Receivables from participants - Various maturities, interest rates from 4.25% to 9.25%	$10,311,371
TOTAL ASSETS HELD FOR INVESTMENT	$462,421,192

*	A party-in-interest (Note 5).
Cost information is not required to be provided as these investments are participant-directed.
(Concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEE SAVINGS PLAN AND TRUST

	By:	BROWN & BROWN, INC.

Date: June 24, 2016	By:	/S/ JAMES LANNI
James Lanni
Director of Taxation

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm

99.1
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification be incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.

99.2
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification shall not be deemed to be “filed” with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such Certification be incorporated by reference into a filing under the Securities Act of 1934, as amended, or the Exchange Act of 1933, as amended.